

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

China Petroleum & Chemical Corporation
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-_________.)

N/A

This Form 6-K consists of :

A press announcement in English of China Petroleum & Chemical Corporation (the "Registrant") of the approval of shareholding transfer in Hubei Xinghua by the Ministry of Finance.



中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the Peoples' Republic of China with limited liability)

Announcement in relation to the Approval of Shareholding Transfer in Hubei Xinghua by the Ministry of Finance

Further to the announcement in relation to the Transfer of State-owned Legal Person Shares in Hubei Xinghua on 29 April 2002, Sinopec Corp. recently obtained the approval of the Ministry of Finance of the PRC on the matter relating to the transfer of State-owned Legal Person Shares in Hubei Xinghua held by Sinopec Corp.

Further to the announcement in relation to the Transfer of State-owned Legal Person Shares in Sinopec Hubei Xinghua Company Limited published by China Petroleum & Chemical Corporation ("Sinopec Corp.") on 29 April 2002, pursuant to the requirements under PRC law and the conditions under the relevant transfer agreement, Sinopec Corp. recently obtained the approval of the Ministry of Finance of the Peoples' Republic of China on the matter relating to the transfer of State-owned shares in Sinopec Hubei Xinghua Company Limited ("Hubei Xinghua") held by Sinopec Corp. (Cai Qi [2002] No.193). The main contents of the approval document of the Ministry of Finance are as follows:

Consent is given to the transfer by Sinopec Corp. of 162,234,400 State-owned legal person shares in Hubei Xinghua to State Development & Investment Corp. ("SDIC"). After the shareholding transfer, the aggregate share capital of Hubei Xinghua will remain to be 281,745,826 shares, of which 162,234,400 State-owned shares will be held by SDIC, representing 57.58% of the aggregate share capital. The transfer price per share shall be reasonably determined according to factors including the net asset value per share and the return on net assets per share, but shall not be lower than the net asset value per share. The above approval will be valid for six months from the date of issue.

The board of directors of Sinopec Corp. would like to remind investors that such shareholding transfer is still conditional upon the grant by the China Securities Regulatory Commission of a waiver from SDIC having to make a general offer and the completion of legal formalities including shareholding transfer. Completion of the shareholding transfer will take place after the fulfillment of all the above conditions. Sinopec Corp. will make announcements on future developments of the shareholding transfer.

By Order of the Board
Zhang Honglin
Secretary to the Board of Directors
Beijing, the PRC, 14 June 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: 張洪林

Name: Zhang Honglin

Title: Company Secretary

Date: June 17, 2002